[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]



April 2, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Jackson National Separate Account - I (Fifth Third)
             File Nos. 333-70472 and 811-08664

Dear Commissioners:

This filing is Post-Effective Amendment No. 184 under the Investment Company Act of 1940 and Post-Effective Amendment No. 68 under the Securities Act of 1933, and is being made under paragraph (b)(1)(vii) of rule 485 as a replicate filing. Its purpose is to reflect the comments of the staff on the template filing (Accession No. 0000927730-09-000020); template relief requested by letter dated February 4, 2009. This amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of rule 485. We propose that it becomes effective on April 6, 2009, as indicated on the facing sheet of the amendment. This filing is the second of two prospectuses for the offering of securities. There is only one Statement of Additional Information, which we filed with the first prospectus.

Please call me at (517) 367-3835 if you have any questions. Thank you.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel